

October 10, 2018

Benoit Fouilland
Chief Financial Officer
Criteo S.A.
32 rue Blanche
Paris-France 75009

      Re: Criteo S.A.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 1, 2018
          Form 10-Q for the Fiscal Quarter Ended June 30, 2018
          Filed August 2, 2018
          File No. 001-36153

Dear Mr. Fouilland:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Telecommunications